                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER


                             FIRSTMISS GOLD INC.
--------------------------------------------------------------------------------
                 (Exact name of issuer as specified in charter)

        5460 SOUTH QUEBEC STREET, SUITE 240, ENGLEWOOD, COLORADO 80111
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Issuer's telephone number, including area code  (303) 771-9000
                                                ---------------

I.     CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.       Title of security  COMMON STOCK, $.01 PAR VALUE PER SHARE
                           ----------------------------------------------------

2.       Number of shares outstanding before the change  18,182,600
                                                        -----------------------

3.       Number of shares outstanding after the change  24,682,600
                                                       ------------------------

4.       Effective date of change  NOVEMBER 21, 1995
                                  ---------------------------------------------

5.       Method of change:        Specify method (such as merger, acquisition,
                                  exchange, distribution, stock split,
                                  acquisition of stock for treasury, etc.)
         PUBLIC OFFERING
-------------------------------------------------------------------------------

Give brief description of transaction  ON NOVEMBER 21, 1995, THE ISSUER SOLD
                                       6,500,000 SHARES OF ITS COMMON STOCK IN
                                       AN UNDERWRITTEN PUBLIC OFFERING.
                                      -----------------------------------------

II.     CHANGE IN NAME OF ISSUER

1.       Name prior to change
                              -------------------------------------------------

2.       Name after change
                           ----------------------------------------------------

3.       Effective date of charter amendment changing name
                                                           --------------------

4.       Date of shareholder approval of change, if required
                                                             ------------------

Date  NOVEMBER 29, 1995                 /s/ G.W. THOMPSON
     -------------------                ---------------------------------------
                                        President and Chief Executive Officer
                                            (Officer's signature and Title)